UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR
☐Form N-CSR

For Period Ended: December 31, 2018___________________
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

STRATA Skin Sciences, Inc.
(Full Name of Registrant)

                                                 Mela Skin Sciences, Inc.
Former Name if Applicable

                     5 Walnut Grove Drive, Suite 140
(Address of Principal Executive Office (Street and Number))

    Horsham, Pennsylvania, 19044
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period provided by the applicable rules of the United States Securities and Exchange Commission because the Registrant is still in the process of completing the December 31, 2018 audit and filing as it is still evaluating the proper accounting of certain historical contingent and potential liabilities related to state sales and use taxes as well as potential non-cash derivative liabilities arising from debentures issued in June 2015 which converted to Series C Preferred Stock in September 2017. The Company expects to file the Form 10-K as soon as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew C. Hill	215	619 - 3200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the changes in the results of operations from the corresponding period for the prior fiscal year is not available at this time. For the reasons stated above, the Registrant is unable to complete its preparation of audited consolidated financial statements for the fiscal year 2018 and 2017.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, statements relating historical contingent and potential liabilities related to state sales and use taxes as well as potential derivative liabilities arising from debentures issued in June 2015, the timing and outcome of the completion of the audit of our financial statements for the year ended December 31, 2018, the timing of the filing of the Form 10-K and changes to the Company’s results of operations for the year ended December 31, 2018 as compared to December 31, 2017. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the Company’s financial statements for the year ended December 31, 2018, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

 STRATA Skin Sciences, Inc.

STRATA Skin Sciences, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

STRATA Skin Sciences, Inc.

Dated: April 2, 2019	By:	/s/ Matthew C. Hill
Chief Financial Officer